EXHIBIT 12

Verizon New England Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2003		2002		2001	2000	1999
	(Dollars in Millions)
Income (loss) before provision for income taxes and cumulative effect of accounting change	$(249.0)		$371.5	(a)	$600.9	$915.6	$1,053.3	(a)
Equity loss (income) from affiliates	42.5		(29.5)		138.2	33.8	(20.2)
Dividends received from equity affiliates	33.1		26.2		28.1	21.6	27.8
Interest expense	159.5		163.7		163.6	173.5	144.8
Portion of rent expense representing interest	77.3		69.1		62.4	23.9	25.4
Amortization of capitalized interest	8.1		7.3		6.0	4.2	3.1

Earnings, as adjusted	$71.5		$608.3		$999.2	$1,172.6	$1,234.2

Fixed charges:
Interest expense	$159.5		$163.7		$163.6	$173.5	$144.8
Portion of rent expense representing interest	77.3		69.1		62.4	23.9	25.4
Capitalized interest	5.5		12.5		29.5	18.1	13.9

Fixed Charges	$242.3		$245.3		$255.5	$215.5	$184.1

Ratio of Earnings to Fixed Charges	.30	*	2.48		3.91	5.44	6.70

*	Earnings were inadequate to cover fixed charges by $170.8 million
(a)	Restated in accordance with Statement of Financial Accounting Standards No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.”